UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES ACT OF 1934
For the month of March, 2006
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

IONA TECHNOLOGIES RECEIVES NOTICE PURSUANT TO NASDAQ MARKETPLACE RULE 4803(a)
SIGNATURES

FOR IMMEDIATE RELEASE:

Contacts: David Roy Investor Relations (781) 902-8033 david.roy@iona.com	Rob Morton Corporate Communications (781) 902-8139 robert.morton@iona.com	Tara Humphreys Corporate Communications (353) 1-637 2146 tara.humphreys@iona.com
IONA TECHNOLOGIES RECEIVES NOTICE PURSUANT TO NASDAQ MARKETPLACE RULE 4803(a)
DUBLIN, Ireland, WALTHAM, Mass. — March 1, 2006 — In accordance with NASDAQ Marketplace Rule 4803(a), IONA® Technologies (NASDAQ: IONA), a world leader in high-performance integration solutions for mission-critical IT environments, today announced that it received a letter from the NASDAQ Listing Qualifications Department indicating that IONA was not in compliance with the Audit Committee requirements set forth in Marketplace Rule 4350. This non-compliance resulted from the vacancy on IONA’s Audit Committee caused by the sudden passing on February 8, 2006, of William Burgess, a Director and Audit Committee Chairman. In its letter, NASDAQ provided IONA a cure period until the earlier of the Company’s next annual shareholders’ meeting or February 8, 2007 to regain compliance. IONA fully expects to regain compliance prior to the expiration of the cure period.
About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. Artix™, IONA’s extensible Enterprise Service Bus, enables existing enterprise systems to be integrated with an organization’s common infrastructure components. IONA’s sponsorship of the ObjectWeb Celtix open source ESB is a natural extension of the company’s history of solving integration problems by leveraging open standards and distributed architectures.
IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning expected compliance with NASDAQ listing requirements. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause an actual failure to comply. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.
###
IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: March 2, 2006	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer